NORSAT INTERNATIONAL INC.

Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

(Expressed in US dollars)

Norsat International Inc.

Table of Contents

Statement of management’s responsibility	3
Report of independent auditors	4
Consolidated balance sheets	6
Consolidated statements of earnings, deficit and comprehensive income	7
Consolidated statements of cash flows	8
Notes to the consolidated financial statements	9
1. Nature of business	9
2. Significant accounting policies	9
3. Capital disclosures	16
4. Financial instruments and risk exposures	16
5. Government contributions	18
6. Allowance for doubtful accounts	20
7. Inventory	20
8. Property and equipment	21
9. Intangible asset	22
10. Operating line of credit	22
11. Accumulated comprehensive income	22
12. Share capital	23
13. Other (income) expense	28
14. Earnings per share	29
15. Income taxes	29
16. Segmented information	31
17. Supplemental cash flow and other disclosures	33
18. Related party transactions	33
19. Commitments and contingencies	33
20. Economic Dependence	33
21. Acquisition of Bluemoon 4G Ltd	34
22. Reconciliation to United States accounting principles	34
23. Comparative figures	38
24. Subsequent events	38

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

The management of Norsat International Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is composed of three non-management directors who are appointed by the Board of Directors annually.  The committee meets periodically with the Company’s management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditors’ report.  The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company’s independent auditors, Grant Thornton LLP, have audited the consolidated financial statements and their report follows.

“Amiee Chan” Amiee Chan	“Arthur Chin” Arthur Chin
President and Chief Executive Officer	Chief Financial Officer

Grant Thornton LLP Suite 1600, Grant Thornton Place 333 Seymour Street Vancouver, BC V6B 0A4 T (604) 687-2711 F (604) 685-6569 www.GrantThornton.ca

Independent auditor’s report of registered public accounting firm

To the shareholders of Norsat International Inc.

We have audited the accompanying consolidated financial statements of Norsat International Inc., which comprise the consolidated balance sheet as at December 31, 2010, and the consolidated statements of earnings, deficit and comprehensive income, and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We were not engaged to perform an audit of the company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Norsat International Inc. as at December 31, 2010, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Other matter

The consolidated financial statements of Norsat International Inc. for the years ended December 31, 2009 and 2008 were audited by another auditor who expressed an unmodified opinion on those statements on March 11, 2010.

Vancouver, Canada

March 16, 2011	Chartered accountants

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in US Dollars)

December 31, 2010		December 31, 2009
ASSETS				
Current assets:				
Cash and cash equivalents	$	6,315,043	$	4,714,644
Short-term investments		39,030		36,932
Accounts receivable, net (notes 4, 5 and 6)		4,562,606		5,970,127
Inventories (note 7)		5,727,989		4,077,898
Prepaid expenses and other		590,451		1,147,159
Future income tax asset - short term (note 15)		218,476		235,920
Total current assets		17,453,595		16,182,680
Long-term prepaid expenses and other		9,340		9,340
Property and equipment, net (notes 5 and 8)		958,649		529,905
Intangible assets, net (note 9)		340,258		224,052
Future income tax asset - long term (note 15)		1,652,247		1,737,748
Total assets	$	20,414,089	$	18,683,725
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	1,574,335	$	1,396,106
Accrued liabilities		1,269,829		1,551,339
Deferred revenue		1,201,250		1,178,868
Current income tax payable (note 15)		139,775		-
Future income tax liability - short term (note 15)		-		2,163
Total current liabilities		4,185,189		4,128,476
Long-term deferred revenue		395,720		625,075
Future income tax liability - long term (note 15)		-		325,132
Total liabilities		4,580,909		5,078,683
Shareholders' equity:				
Share capital (notes 12a and 12b)		37,447,180		37,401,639
Contributed surplus (note 12e)		3,723,474		3,693,849
Accumulated other comprehensive income (note 11)		399,537		399,537
Deficit		(25,737,011)		(27,889,983)
Total shareholders' equity		15,833,180		13,605,042
Total liabilities and shareholders' equity	$	20,414,089	$	18,683,725

Commitments and contingencies (notes 5 and 19)

See accompanying notes to consolidated financial statements.

“Fabio Doninelli”                                                                  “Margaret A. Good”

Fabio Doninelli

Margaret A. Good

Norsat International Inc.

Consolidated Statements of Earnings, Deficit and Comprehensive Income

(Expressed in US Dollars)

2010	2009	2008
Sales (note 16)	$ 20,233,009	$ 21,164,522	$ 18,056,836
Cost of sales	10,629,476	10,650,278	8,787,621
Gross Profit (note 16)	9,603,533	10,514,244	9,269,215
Expenses:			
Selling, general and administrative	6,434,781	6,065,482	6,253,673
Product development, net (note 5)	473,579	774,860	799,968
Amortization	382,796	330,163	346,621
	7,291,156	7,170,505	7,400,262
Earnings for the year before other expenses	2,312,377	3,343,739	1,868,953
Other expenses (income) (note 13)	250,258	357,405	(330,808)
Earnings before income taxes	2,062,119	2,986,334	2,199,761
Current income tax expense (note 15)	139,775	-	-
Future income tax recovery (note 15)	(224,350)	(1,646,373)	-
Net earnings for the year	2,146,694	4,632,707	2,199,761
Transitional adjustment on			
adoption of accounting policy (note 7)	-	-	285,396
Shares repurchased (note 12b(i))	6,278	(8,121)	-
Deficit, beginning of year	(27,889,983)	(32,514,569)	(34,999,726)
Deficit, end of year	$ (25,737,011)	$ (27,889,983)	$ (32,514,569)
Net earnings for the year	$ 2,146,694	$ 4,632,707	$ 2,199,761
Other comprehensive income (loss):			
Currency translation adjustment (note 2c)	-	628,747	(1,536,010)
Comprehensive income for the year	$ 2,146,694	$ 5,261,454	$ 663,751
Earnings per share - basic (note 14)	$ 0.04	$ 0.08	$ 0.04
Earnings per share - diluted (note 14)	$ 0.04	$ 0.08	$ 0.04
Weighted average number of shares outstanding			
Basic (note 14)	53,566,853	58,340,900	53,351,652
Diluted (note 14)	53,651,336	58,511,467	53,321,652

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

2010	2009	2008
Cash and cash equivalents provided by (used in)			
OPERATING ACTIVITIES:			
Net earnings for the year	$ 2,146,694	$ 4,632,707	$ 2,199,761
Items not involving cash:			
Amortization	382,796	330,163	346,621
Foreign exchange loss (gain)	11,304	345,828	(118,614)
Current income tax expense (note 15)	139,775	-	-
Future income tax recovery (note 15)	(224,350)	(1,646,373)	-
(Gain)/Loss on disposal of property and equipment	(29,396)	-	114
Impairment of assets (notes 8 and 13)	133,429	-	-
Stock-based compensation (notes 12b(v), 12b(vii) and 12c)	160,256	209,518	129,814
Government contributions received (note 5)	(1,086,968)	(1,324,922)	(742,409)
Changes in non-cash working capital (note 17)	(586,912)	762,726	(2,709,110)
Cash provided by (used in) operating activities	1,046,628	3,309,647	(893,823)
INVESTING ACTIVITIES:			
Purchase of property and equipment	(584,789)	(377,029)	(336,081)
Government contribution for acquisition of property and equipment (note 5)	28,878	12,151	33,750
Proceeds from redemption of short term investments	-	-	77,655
Proceeds from sale of assets	61,500	-	-
Cash used in investment activities	(494,411)	(364,878)	(224,676)
FINANCING ACTIVITIES:			
Repurchase of common shares (note 12b(i))	(311,825)	(516,796)	-
Share issuance costs (note 12b(iv))	(2,196)	-	-
Normal course issuer bid listing costs (note 12b(i))	(4,689)	-	-
Shares issued under ESOP (note 12b(iv))	133,019	-	-
Proceeds from exercise of warrants and options (note 12d)	106,879	52,901	1,728,305
Proceeds from government contributions (note 5)	1,126,994	1,205,926	228,842
Net payments on the operating line of credit	-	-	(495,908)
Cash provided by financing activities	1,048,182	742,031	1,461,239
Effect of foreign currency translation on cash and cash equivalents	-	44,782	(46,186)
Increase in cash and cash equivalents	1,600,399	3,731,582	296,554
Cash and cash equivalents, beginning of the year	4,714,644	983,062	686,508
Cash and cash equivalents, end of the year	$ 6,315,043	$ 4,714,644	$ 983,062

Supplemental cash flow and other disclosures (note 17)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

1.

Nature of Business

The Company is incorporated under the laws of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent. The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company also has three additional segments which have limited activity – Maritime Products,  Wireless Networks, and Norsat Capital.

2.

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which materially conform to those established in the United States, except as explained in note 22.

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat International America Inc., Norsat International (United Kingdom) Ltd., Norsat Korea Ltd., Norsat Capital (formerly 0841954 BC Ltd.), Norsat S.A. and its wholly owned subsidiary Norsat Italia SRL. All inter-company balances and transactions have been eliminated.

b)

Use of Estimates

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, valuation of future income tax assets, useful lives for depreciation and amortization, stock based compensation, selling prices, fair value of revenues and provisions for warranties.  Actual amounts may ultimately differ from these estimates.

c)

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the United States dollar. Foreign currency transactions entered into directly by the Company, and the accounts of the integrated foreign subsidiary operations, are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates.  Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using weighted average exchange rates.

Change in Functional Currency

On July 14, 2009, the Company completed a structural reorganization that transferred a significant portion of assets including customer relationships, patents and goodwill to a wholly owned subsidiary of the Company. Under the reorganized structure, Norsat International Inc., the parent entity, has limited activity and almost all of its revenues will be denominated in United States dollars. As a result of this change in circumstances, Norsat undertook a review of the functional currency exposures of all of its business units according to the Canadian Institute of Chartered Accountants (“CICA”) section 1651, ‘”Foreign Currency Translation”, and concluded that the currency exposures of its Canadian and foreign operations are now predominately in United States dollars.

Prior to July 1, 2009, the Company’s functional currency was the Canadian dollar and the reporting currency the United States dollar. Foreign currency transactions entered into directly by the Company,  and the accounts of the integrated foreign subsidiary operations, were translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates. Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using weighted average exchange rates.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

Significant Accounting Policies (continued)

Effective July 1, 2009 the Company’s functional and reporting currency is the United States dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings rather than being included in translation gains and losses deferred in accumulated other comprehensive income (“AOCI”). The Company accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in its operations. The translated amounts on June 30, 2009 became the historical basis for all balance sheet items as at July 1, 2009, except for shareholders’ equity which continues to be carried at historical cost.

d)

Stock-based Compensation

The Company follows the recommendations of CICA section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to an incentive share option plan described in note 12(c).

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the stock options at the grant date for stock options granted to employees or at the measurement date for stock options granted to non-employees using the Black-Scholes Option Pricing Model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense. Recognized stock-based compensation is reversed when stock options are forfeited before they vest.

e)

Cash and Cash Equivalents

Cash and cash equivalents consist of, highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with terms to maturity of up to 3 months. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

f)

Short-term Investments

Included in short-term investments are Guaranteed Investment Certificates with terms of maturity of three months or more, but one year or less when acquired.

g)

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, at the end of each fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed. Throughout the year, if the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

Significant Accounting Policies (continued)

h)

Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are less than one year.

Long-term prepaid expenses and other include other deposits of greater than one year.

i)

Inventory

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

j)

Property and Equipment

Property and equipment are stated at cost less applicable tax credits and government assistance.  Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Equipment	3 to 5 years
Furniture and Fixtures	5 to 10 years

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful lives.

Property and equipment are assessed for future recoverability when events or circumstances indicate that they might be impaired.  When the net carrying amount of a capital asset exceeds its estimated net recoverable amount determined using undiscounted cash flows, the asset is written down to its fair value with a charge to income.

k)

Intangible Assets

The Company follows the recommendations of CICA section 3064 “Goodwill and Intangible Assets” for recognition, measurement, presentation and disclosure of intangible assets. An intangible asset meets the identification criterion when it is separable or arises from contractual or other legal rights, regardless of whether those rights are transferable or separable. The Company recognizes an intangible if and only if (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company; and (b) the cost of the asset can be measured reliably. Intangible assets are initially measured at cost which comprises of its purchase price, including duties, taxes, legal costs, professional fees and any directly attributable cost of preparing the asset for its intended use. A recognized intangible asset is amortized over its estimated useful life on a straight-line basis unless the life is determined to be indefinite. The useful life of an intangible asset is estimated based on an analysis of, in particular, the expected use of the asset by the Company and any legal or contractual provisions that may limit the useful life. Acquired software licenses are amortized over 1 to 3 years on a straight-line basis.

The amortization method and estimate of useful life of an intangible asset are reviewed annually. An intangible asset that is subject to amortization is tested for impairment according to section 3063 “Impairment of Long-lived Assets” which states that an impairment loss is recognized when the carrying amount of the long lived asset is not recoverable and exceeds its fair value. The test for recoverability is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Intangible assets which have indefinite lives are not amortized, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment loss is the amount by which the carrying amount exceeds the fair value. If the fair value subsequently increases, the impairment loss for an intangible asset is not reversed.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

Significant Accounting Policies (continued)

l)

Deferred Revenue

Revenue that has been paid for by customers but will qualify for recognition within the next year under the Company’s policies is reflected as short term deferred revenue (revenue that can be recognized in one year or less).  Included in short term deferred revenue are amounts related to installation, training, extended warranty, and post contract support associated with the sale of the Company’s products.

Revenue that has been paid for by customers but will not qualify for recognition within the next year under the Company’s policies is reflected as long-term deferred revenue (revenue that can be recognized in more than one year). Included in long-term deferred revenue are extended warranty and other services provided by the Company to its customers.

m)

Comprehensive Income

Comprehensive income comprised of net income for the period and currency translation adjustment until July 1, 2009. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of the Company’s functional currency to its reporting currency until July 1, 2009.

n)

Equity

The Company has presented separately the equity components and changes in equity arising from: (i) net income; (ii) other comprehensive income; (iii) other changes in retained earnings; (iv) changes in share capital; and, (v) changes in contributed surplus.

o)

Financial Instruments

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. Cash and cash equivalents and short-term investments are classified as held for trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities. The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity. The Company recognizes all transaction costs immediately in net income for all financial assets and liabilities.

p)

Revenue Recognition

Revenues consist of sales of hardware, software, consulting, installation, training, extended warranty and post contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

Effective January 1, 2009, the Company adopted the provisions of EIC 175 “Arrangements with Multiple Deliverables”.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

Significant Accounting Policies (continued)

EIC-175 is an amendment of EIC-142, “Arrangements with Multiple Deliverables”, such that the Canadian guidance will remain converged with the US guidance for multi-element arrangements. The revised guidance changes the determination of separate units of account and the allocation of the consideration to the deliverables. Additional disclosure requirements are required not only for the transition adjustments but also thereafter for all significant multiple-element arrangements.

The criteria for identifying all deliverables in a multiple-element arrangement that represent separate units of accounting have been simplified. Entities are no longer required to have objective and reliable evidence of fair value of the undelivered item for a deliverable to qualify as a separate unit of accounting. The two criterion that remain are (1) the delivered item(s) has standalone value and (2) when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the seller.

The following describes the Company’s accounting policy on revenue recognition for contracts entered into or materially modified in the fiscal 2009 and 2010 year:

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Under EIC-175, “Arrangements with Multiple Deliverables”, which the Company early adopted effective January 1, 2009, multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

➢

the delivered item(s) has standalone value and

➢

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

➢

Vendor specific objective evidence (“VSOE”) of selling price

➢

If VSOE does not exist then third party evidence of selling price (“TPE”) is used

➢

If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used. In all cases selling prices is an entity specific measure that also considers market conditions.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on satellite products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

Significant Accounting Policies (continued)

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Extended warranty of 1 to 3 years can be purchased separately by customers. The Company follows EIC 143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, to record revenue on multi-element arrangements on extended warranty. Revenue on extended warranty are deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Prior to January 1, 2009, the Company recognized revenue in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3400 and Emerging Issues Committee (“EIC”) Abstracts 142, and the corresponding Financial Accounting Standards Board (“FASB”) issued authoritative guidance on revenue recognition.  Under this guidance, if objective and reliable evidence of fair value existed for all units of accounting, the arrangement consideration was allocated based on their relative fair values. In situations where there was objective and reliable evidence of fair value of the undelivered item but no such evidence for the delivered item the residual was assigned to the delivered item. The reverse was not permitted (i.e. assigning the residual to the undelivered item). Subsequent to the adoption of EIC-175, the arrangement consideration is allocated to all deliverables based on their relative selling prices.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

Significant Accounting Policies (continued)

Prior to adopting EIC 175, the Company relied on the residual method to determine the fair value of its delivered hardware products. However, since the residual method is not allowed under EIC 175, the Company now establishes selling price using the relative selling price method. Adopting EIC 175 did not have any impact on the amount, pattern and timing of revenue recognized during 2009 as the Company does not offer a discount on bundled elements within multi-element arrangements and therefore the residual value under EIC-175 is the same as the value determined using the relative selling price method. Further, there were no changes in the units of accounting due to the adoption of EIC 175.

q)

Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For fiscal 2010, 2009 and 2008, all development costs have been expensed.

r)

Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. The Company amortizes the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment.

s)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, the Company recognizes and measures its assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  Future tax assets and liabilities are presented by current and non-current classifications and are offset to the extent that they relate to the same taxable entity and the same taxation authority and only to the amount of future tax assets that are available when the future tax liabilities are settled. Future tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that the future tax assets will be realized.

In 2008, a valuation allowance was recorded against all future tax assets. In 2009, it was determined that certain future tax assets of the parent company, Norsat International Inc., are more likely than not to be utilized.

t)

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period, or the date of grant if later, and the proceeds received were applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the market price of the common shares during the period exceeds the exercise price of the options and warrants and when the Company generates income from operations.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

Significant Accounting Policies (continued)

u)

Conversion to International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for its first quarter ending March 31, 2011 with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology systems, taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.

3.

Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the Company’s ability to support the Company’s normal operating requirements on an ongoing basis.

The Company’s capital consists of shareholders’ equity and the operating line of credit (if drawn).  The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.  As at December 31, 2010 shareholder’s equity was $15,833,180.

To manage the Company’s capital requirements, the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required, the Company has an operating line of credit in place that can be drawn upon (note 10).

During September 2008, the Company also entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011 (note 5).

For the year ended December 31, 2010, there were no changes in the Company's approach to capital management.

The Company has externally imposed capital requirements. Under its operating line of credit agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1. As at December 31, 2010, the Company’s working capital ratio was 4.17:1 and the debt to tangible net worth ratio was 0.29:1. For the year ended December 31, 2010, the Company has met all of its externally imposed capital requirements. As at December 31, 2010, there was no amount drawn on the operating line of credit.

4.

Financial Instruments and Risk Exposures

Financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans & receivables, available-for-sale financial assets and other financial liabilities.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

The Company’s financial assets include cash and cash equivalents, short-term investments, and accounts receivable.  The Company’s financial liabilities include accounts payable and accrued liabilities.

The Company has classified its cash and cash equivalents and short-term investments as held-for-trading financial assets, measured at fair value. Accounts receivable are classified as loans and receivables, measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

Fair value measurement

The accounting provisions for the fair value measurements include a three-level hierarchy for disclosure of financial assets and liabilities recorded at fair value. Fair value of assets and liabilities included in level 1 is determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. Cash and cash equivalents and short term investments are considered level 1 financial assets whose fair values are determined by reference to quoted prices in active markets for identical assets and liabilities.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis.  In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

The Company regularly reviews the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts. As at December 31, 2010, the balance of the allowance for doubtful accounts was $34,909 (2009 - $52,236). Pursuant to their respective terms, gross accounts receivable was aged as follows as at December 31, 2010 and December 31, 2009:

In thousands of dollars	2010	2009
Current	$1,648	$4,053
0-30 days overdue	1,578	956
31-60 days overdue	399	480
61-90 days overdue	973	533
Total accounts receivable	$4,598	$6,022

While there is a possibility of increased customer credit risk due to the ongoing global recessionary trends, the exposure to the Company was minimal at the end of December 31, 2010 due to the composition of the Company’s customer base.  As at December 31, 2010, the Company’s trade accounts receivable are made up of approximately 39% (2009- 58%) government trade receivables and the balance of the outstanding accounts receivable are spread over a large number of customers.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

The Company may also have credit risk relating to cash and cash equivalents, which it manages by dealing with large chartered banks in Canada and the United States and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds. The Company’s cash and cash equivalents carrying value as at December 31, 2010 totaled $6,315,043, representing the maximum exposure to credit risk of these financial assets. Approximately 84% of the Company’s cash and cash equivalents at December 31, 2010 were held by one financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access funds in Canadian and /or United States dollars to meet short-term financing obligations.

As at December 31, 2010, the Company had cash and cash equivalents of $6,315,043, short term investments of $39,030 and accounts receivable of $4,562,606 for a total of $10,916,679 which will cover its short-term financial obligations from its accounts payable of $1,574,335 and accrued liabilities of $1,269,829, which total $2,844,164.

As at December 31, 2009, the Company had cash and cash equivalents of $4,714,644, short term investments of $36,932 and accounts receivable of $5,970,127 for a total of $10,721,703 which will cover its short-term financial obligations from its accounts payable of $1,396,106 and accrued liabilities of $1,551,339, which total $2,947,445.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. The Company holds cash and has liabilities (primarily accounts payable and accrued liabilities) in currencies other than the Unites States dollar (primarily the Canadian dollar).

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated accounts payable and accrued liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 10% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $90,000 ($90,000).

5.

Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

In September 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

Repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).  For the year ended December 31, 2010, the Company did not accrue any liability for repayment as the amount cannot be determined.

During fiscal 2010, the Company recorded $1,086,968 (2009- $1,324,922, 2008- $459,021) as a reduction to product development expense in the consolidated statement of earnings and $28,878 (2009- $12,151, 2008- $33,579) as a reduction to property and equipment on the consolidated balance sheet. For the year ending December 31, 2010, total cash received was $1,155,872 (2009- $1,218,077, 2008- nil). As at December 31, 2010, $592,232 (2009- $599,445, 2008- $462,600) remains in accounts receivable.

Technology Partnerships Canada Funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling Cdn$9,999,700 up to the end of 2004, including additional funding of Cdn$620,000 obtained in 2004.

In return for funding, the Company was obligated to issue TPC Cdn$1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes Option Pricing Model.

In addition, the Company is also obligated to pay royalty payments to TPC based on the following terms:

➢

1.88% on sales of legacy products

➢

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

➢

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;

o

the date before December 31, 2007, for which cumulative royalties accrued reach Cdn$15 million;

o

on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed Cdn$13,171,300; and otherwise on December 31, 2011.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share. The Black-Scholes Option Pricing Model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%. During 2009, the issued 1,206,811 warrants to TPC with an exercise price of Cdn$1.09 expired.

Royalties due under the TPC Agreements are recorded and expensed as the related sales occur.  The royalty is payable annually within 60 days of the year end.  During the year ended December 31, 2010, $97,539 in royalties were paid based upon revenues generated through 2009. The total amount of royalties accrued to December 31, 2010 are $86,466 (2009 - $265,074).

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

6.

Allowance for Doubtful Accounts

	2010	2009
Gross accounts receivable, beginning of year	$6,022,363	$6,845,349
Decrease in accounts receivable	(1,424,848)	(822,986)
Gross accounts receivable balance, end of year (a)	$4,597,515	$6,022,363

Changes in the allowance for each of the periods presented are as follows:

	2010	2009
Allowance balance, beginning of year	$52,236	$37,963
Bad debt write off	14,558	32,377
Recovery	(31,885)	(18,104)
Allowance balance, end of year (b)	$34,909	$52,236

Net accounts receivable balance, end of year (a-b)	$4,562,606	$5,970,127

As at December 31, 2010 net accounts receivable consists of trade accounts receivable $3,165,880, VAT and GST/HST, $709,037; government contributions, $592,232; and other accounts receivable, $95,457.

As at December 31, 2009 net accounts receivable consists of trade accounts receivable $5,085,680, VAT and GST, $224,005; government contributions, $599,445; and other accounts receivable, $60,997.

7.

Inventory

	2010	2009
Parts and supplies	$4,927,033	$1,926,583
Work in process	99,588	485,881
Finished Goods	1,306,724	2,214,728
Gross inventory balance, end of year (a)	$6,333,345	$4,627,192

Parts and supplies, finished goods and work-in-progress inventory are stated at the lower of weighted average cost (purchase price, plus applicable import duties, and other taxes and transportation and handling) on a first in first out (“FIFO”) basis and net realizable value. Inventory is disclosed on the consolidated balance sheets net of obsolescence provision. Increases and recoveries are reflected as an increase or decrease of cost of sales in the Company’s consolidated statements of earnings.

Inventory expensed to cost of goods sold during the year ended December 31, 2010 was $10,653,010 (2009-$10,650,278, 2008- $8,787,621).

Changes in the obsolescence provision of the years presented are as follows:

	2010	2009
Obsolescence balance, beginning of year	$549,294	$724,005
Increase/(Recovery)	56,062	(174,711)
Obsolescence balance, end of year (b)	$605,356	$549,294

Net inventory balance, end of year (a-b)	$5,727,989	$4,077,898

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

On January 1, 2008, pursuant to the adoption of CICA 3031, the Company recorded a reversal of a previous write-down of $285,396 as an increase in inventory and decrease in opening deficit as at January 1, 2008. The reversal of the write-down is due to recovery of market value of related inventory items that were previously below cost.

8.

Property and Equipment

2010	Cost	Accumulated Amortization	Net Book Value
Equipment	$875,390	$221,382	$654,008
Furniture and Fixtures	134,933	36,943	97,990
Leasehold Improvements	672,826	466,175	206,651
Total	$1,683,149	$724,500	$958,649

2009	Cost	Accumulated Amortization	Net Book Value
Equipment	$406,714	$196,421	$210,293
Furniture and Fixtures	119,366	23,979	95,387
Leasehold Improvements	589,369	365,144	224,225
Total	$1,115,449	$585,544	$529,905

	2010	2009	2008
Total amortization of property and equipment	$235,280	$178,486	$187,374

Amortization is not included in cost of goods sold.

During the year ended December 31, 2010, the Company recorded an asset impairment loss of $133,429 relating to equipment of a particular R&D project. Indicators of impairment were identified and a test of recoverable amount over the property and equipment was performed, resulting in an impairment loss of $133,429 and a corresponding decrease in carrying value of the related equipment. In assessing the recoverable amount, the Company has obtained third party evidence to support the fair value of the equipment. The Company used a discounted cash flow analysis to determine the fair value of the related impaired assets using management best estimates and observable market-based inputs as applicable. The discounted cash flow analysis is based on 5 years of estimated net cash flows and a discount rate based on prevailing market rates.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

9.

Intangible Asset

2010	Cost	Accumulated Amortization	Net Book Value
Software	$821,580	$481,322	$340,258

2009	Cost	Accumulated Amortization	Net Book Value
Software	$607,380	$383,328	$224,052

	2010	2009	2008
Total amortization of intangible asset	$147,516	$151,677	$159,247

10.

Operating Line of Credit

The Company has a secured operating line of credit with HSBC (“the Bank”) amounting to Cdn$1,000,000 or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. As at December 31, 2010, the Company had no borrowings outstanding with respect to the operating line of credit.

During the year ended December 31, 2010, the Company has secured a revolving demand note with HSBC in the principal amount of US$950,000 subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2010, the Company had no borrowing outstanding with respect to the revolving demand note.

11.

Accumulated Other Comprehensive Income (Loss)

	2010	2009	2008
Balance, beginning of year	$399,537	$(229,210)	$1,306,800
Cumulative translation adjustment	-	628,747	(1,536,010)
Balance, end of year	$399,537	$399,537	$(229,210)

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

12.

Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding	Number of shares	Amount
Balance, December 31, 2008	54,313,305	$37,825,476
Stock options exercised (note 12b(i))	75,000	50,261
Reclassified from contributed surplus upon exercise of stock options (note 12b(i) and (e))	-	37,567
Shares repurchased and cancelled (12b(ii))	(759,500)	(508,675)
Shares issued, ESOP warrants exercised (note 12(b)(iii))	5,500	2,640
Reclassified from contributed surplus upon exercise of ESOP warrants (note 12b(iii) and (e))	-	840
In escrow relating to Bluemoon transaction (note 12b(iv)) net of shares receivable from escrow and share issue costs	-	(6,470)
Balance, December 31, 2009	53,634,305	$37,401,639

Shares repurchased and cancelled (note 12b(ii))	(456,500)	(318,102)
Normal course issuer bid listing fees (note 12b(ii))		(4,689)
Shares issued, warrants exercised (note 12b(iii))	222,664	106,879
Reclassified from contributed surplus for warrants exercised (note 12b(iii))		68,470
Shares issued under ESOP (note 12b(v))	245,554	133,019
Share issuance costs relating to ESOP (note 12b(v))	-	(2,196)
Shares issued due to options exercised under stock appreciation rights (note 12b(vii))	12,886	9,614
Reclassified from contributed surplus for options exercised (note 12b(vii))	-	52,546
Balance, December 31, 2010	53,658,909	$37,447,180

(b)(i)

During 2009, 75,000 stock options were exercised at a weighted average exercise price of Cdn$0.83 ($0.67). Proceeds of $50,261 were credited to share capital and $37,567 was reclassified from contributed surplus to share capital.

(b)(ii)

The Company obtained regulatory approval to commence a normal course issuer bid (“NCIB”) to purchase up to a maximum of $5,183,949 of its common shares, representing approximately 10% of the public float as of June 30, 2009, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 59,388,305 at June 30, 2009.

The normal course issuer bid commenced on July 6, 2009 and terminated on July 5, 2010. The price paid for any common shares acquired was market price at the time of purchase and all common shares purchased under the normal course issuer have been cancelled.

During the year ended December 31, 2009, the Company repurchased 759,500 common shares at a weighted average price of Cdn$0.72 ($0.68) per share pursuant to the normal course issuer bid. The Company follows CICA Section 3240 Share Capital to account for the shares repurchased. The cost of repurchasing common shares are allocated to share capital up to the assigned value of the shares, with the remainder charged to retained earnings. The effects of the shares repurchased at December 31, 2009 are reflected in a decrease in Share Capital of $508,675, a decrease in retained earnings of $8,121.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

During the year ended December 31, 2010, the Company repurchased 456,500 common shares at a weighted average share price Cdn$0.70 ($0.68) per share, respectively, pursuant to the normal course issuer bid.

The effects of the shares repurchased for the year ended December 31, 2010 are a decrease in share capital of $318,102 and a net increase in retained earnings of $6,278. Fees relating to the normal course issuer bid of $4,689 reduced share capital.

From July 6, 2009 to July 05, 2010 the Company repurchased a total of 1,216,000 shares at a weighted average share price of Cdn$0.71 ($0.68) per share.

(b)(iii)

During 2009, the Company extended the term of 366,690 outstanding common shares purchase warrants that were issued as part of an offering under the Company’s Employee Share Ownership Plan (“ESOP”) which closed on January 12, 2007. Each warrant was exercisable for one common share in the capital of Norsat, at an exercise price of US$0.48, until January 12, 2009. At the end of December 2008, the Company applied to and received TSX approval to extend the expiry date of the warrants for a further 2 years, until January 12, 2011. The effective date of the extension was from the current expiry date of January 12, 2009. As a result of the extension, the Company recognized a fair value increment of $56,761 of its outstanding warrants on January 12, 2009, increasing stock based compensation expense and contributed surplus.

During 2009, 5,500 ESOP warrants were exercised at the exercise price of $0.48. Proceeds of $2,640 were credited to share capital and $840 was reclassified from contributed surplus to share capital.

During the year ended December 31, 2010, a total of 222,664 warrants were exercised at a exercise price of $0.48. Proceeds of $106,879 were credited to share capital and $68,470 was reclassified from contributed surplus to share capital.

(b)(iv)

On March 9, 2009, the Company entered into a transaction whereby it would issue 5,000,000 shares to escrow to acquire a customer contract provided certain milestones were met by December 31, 2009. The milestones were not met and the shares were receivable from escrow at December 31, 2009 (note 21).

(b)(v)

Employee Share Ownership Plan (“ESOP”)

On February 26, 2010, the Company issued and received consideration for 245,554 common shares in connection with its ESOP announced on January 18th, 2010. The Company generated gross proceeds of $133,019 and issued common shares at the price of $0.54 (Cdn$0.555).

The Company’s ESOP offering was open to eligible persons until February 15, 2010. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP has been conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act, (British Columbia).

All of the issued common shares were subject to a four-month hold period which ended June 27, 2010. Of the securities issued under this private placement, 58,536 common shares will be held in escrow until February 26, 2013. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia), Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received. The Company capitalized share issuance costs of $2,196 to share capital during the year ended December 31, 2010 relating to the ESOP shares and recorded stock based compensation of $40,571 and a corresponding increase in contributed surplus.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

(b)(vi)

On August 26, 2010, the Company obtained regulatory approval to commence a new normal course issuer bid to purchase up to a maximum of 5,269,674 of its common shares, representing approximately 10% of the public float as of August 17, 2010, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 53,440,245 as of August 17, 2010.

The normal course issuer bid commenced on August 30, 2010 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and August 29, 2011.  Pursuant to the rules of the TSX, Norsat may purchase up to 10,879 common shares during any trading day which represents 25% of its average daily trading volume being 43,517 common shares for the most recently completed six calendar months prior to TSX acceptance of Norsat’s notice of normal course issuer bid, other than pursuant to block purchase exemptions.  In addition, Norsat may also make one block purchase per calendar week which exceeds the daily repurchase restriction pursuant to block purchase exemptions.  The purchases will be made in accordance with the policies and rules of the TSX. The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.

As at December 31, 2010, the Company had not repurchased any common shares under the normal course issuer bid effective August 29, 2010.

(b)(vii)

During the year ended December 31, 2010, a director of the Company exercised 100,000 of his vested options and elected to exercise these options pursuant to Share Appreciation Rights (“SARs”) attached to these options.  The SARs resulted in the termination of the options upon exercise and in lieu of receiving 100,000 common shares, the director received at no cost 12,886 of the Company’s common shares.  The number of common shares issued was determined by reference to the option exercise price ($0.65) as compared to the weighted average trading price of the Company’s common shares over a specified period before exercise. The Company recognized $9,614 in compensation expense in connection with the issuance of these common shares and 52,546 was reclassified from contributed surplus to share capital

(c)

Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,943,391 common shares have been previously issued. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

Share purchase options outstanding at December 31, 2008, 2009 and 2010 are as follows:

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2007	1,534,450	$ 1.24
Granted	449,800	1.13
Exercised	(103,750)	0.54
Expired	(81,500)	0.55
Forfeited	(281,000)	0.98
Balance, December 31, 2008	1,518,000	$ 1.34
Granted	464,800	0.79
Exercised (note 12b(i))	(75,000)	0.83
Expired	(56,500)	0.82
Forfeited	(63,000)	0.86
Balance, December 31, 2009	1,788,300	$ 1.25
Granted	615,200	0.69
Exercised (note 12b(viii))	(100,000)	0.85
Expired	(375,000)	1.12
Forfeited	(410,000)	0.86
Balance, December 31, 2010	1,518,500	$ 1.19

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0.00 to $0.49	5,000	2.98	$ 0.47	5,000	$ 0.47
$0.50 to $0.99	1,141,000	3.20	0.69	303,000	0.59
$1.00 to $1.49	116,400	2.25	1.37	116,400	1.37
$1.50 to $1.99	76,600	1.86	1.50	76,600	1.50
$2.50	44,875	0.76	2.50	44,875	2.50
$3.40	44,875	0.76	3.40	44,875	3.40
$4.50	44,875	0.76	4.50	44,875	4.50
$6.15	44,875	0.76	6.15	44,875	6.15
$0.00 to $6.50	1,518,500	2.77	$1.19	680,500	$1.76

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculated stock-based compensation from the vesting of stock options using the Black-Scholes Option Pricing Model with assumptions noted below and recorded related compensation expense as follows for the fiscal years ended December 31:

	2010	2009	2008
Total stock-based compensation	$110,070	$209,518	$129,814

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

The weighted average assumptions used to estimate the fair value of options granted during the periods ended December 31 were:

	2010	2009	2008
Risk free interest rate	2.51%	1.96%	3.21%
Expected life	3.37	3.50	3.50
Vesting period	2 years	2 years	2 years
Expected volatility	81.02%	84.01%	75.24%
Expected dividends	nil	nil	nil

A total of 615,200 stock options were granted at an average exercise price of Cdn$0.69 and weighted average fair value of Cdn$0.38 during the year ended December 31, 2010:

Exercise Price	Number of options granted
Cdn$0.61	76,000
Cnd$0.65	25,000
Cdn$0.67	101,000
Cdn$0.69	77,000
Cdn$0.70	221,200
Cdn$0.71	1,000
Cdn$0.74	114,000
Weighted Average Cdn$0.69	Total 615,200

As of December 31, 2010 there was $166,093 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements.

Options vest in 2 years and expire 5 years from the grant date. A total of 270,000 options were granted to directors and 160,000 to senior management.

In 2009, 464,800 stock options were granted with a exercise price of Cdn$0.79 and weighted average fair value of Cdn$0.46. Of the 464,800 options granted, a total of 193,800 were granted on April 1, 2009 at the exercise price of Cdn$0.90 and weighted average fair value of Cdn$0.53 to all full time permanent employees and Board of Directors present as at March 31, 2009.

In 2008, 449,800 stock options were granted with a weighted average fair value of Cdn$0.62. Of the 449,800, 206,800 stock options were granted to 40 employees at a exercise price of Cdn$1.37 and a weighted average fair market value of Cdn$0.74 on April 1, 2008. The stock options have a vesting period of 2 years and an expiry of 5 years.  The stock option grant was awarded to all full-time permanent employees and Board of Directors present as at December 31, 2007.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date Exercise price	March 3, 2008 US$0.475	October 28, 2008 US$0.45	April 28, 2009 Cdn$1.09	January 12, 2011 US$0.48	Total number of warrants outstanding
Balance, December 31, 2007	3,065,232	1,250,000	1,206,811	527,484	6,049,527
Warrants exercised	(2,915,235)	(487,500)	-	(160,794)	(3,563,529)
Warrants expired	(149,997)	(762,500)	-	-	(912,497)
Balance, December 31, 2008	-	-	1,206,811	366,690	1,573,501
Warrants exercised	-	-	-	(5,500)	(5,500)
Warrants expired	-	-	(1,206,811)	-	(1,206,811)
Balance, December 31, 2009	-	-	-	361,190	361,190
Warrants exercised	-	-	-	(222,664)	(222,664)
Balance, December 31, 2010	-	-		138,526	138,526

 (e)  Contributed surplus

Balance, December 31, 2007	$4,147,433
Changes during 2008:
Stock-based compensation expense	129,814
Warrants exercised	(724,348)
Options exercised	(30,161)
Balance, December 31, 2008	$3,522,738
Changes during 2009:
Options exercised (note 12b(i))	(37,567)
Extension of warrants (note 12b(iii))	56,761
Warrants exercised (note 12b(iii))	(840)
Stock-based compensation expense (note 12c)	152,757
Balance, December 31, 2009	$3,693,849
Changes during 2010:
Reclassification to Share Capital for warrants exercised (note 12b(iii))	(68,470)
ESOP shares issued (note 12 b(v))	40,571
Reclassification to Share Capital for options exercised (note 12 b(vii))	(52,546)
Stock-based compensation expense (note 12c)	110,070
Balance, December 31, 2010	$3,723,474

13.

Other (Income) Expense

	2010	2009	2008
Bank charges	$60,508	$80,133	$40,577
Interest (income)/expense	(1,075)	(777)	12,242
Impairment of assets (note 8)	133,429	-	-
Loss on disposal of property and equipment	(29,396)	-	114
Foreign currency (gain)/loss	86,792	278,049	(383,741)
Total	$250,258	$357,405	$(330,808)

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

14.

Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the fiscal years ended December 31:

	2010	2009	2008
Numerator:
Net earnings	$ 2,146,694	$ 4,632,707	$ 2,199,761

Denominator:
Weighted average number of shares outstanding used to compute basic EPS	53,566,853	58,340,900	53,351,652
Effect of dilutive securities:
Dilution from assumed exercise of stock options	36,277	62,444	-
Dilution from assumed exercise of warrants	48,206	108,123	-
Weighted average number of shares outstanding used to compute diluted EPS	53,651,336	58,511,467	53,351,652

Earnings per share:
Basic	$0.04	$0.08	$0.04
Diluted	$0.04	$0.08	$0.04

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.  Where their effect was anti-dilutive because their exercise prices were higher than the market price of the Company’s common share at the average price for the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

Excluding the effect of income tax recovery, basic and diluted earnings per share for the year ended December 31, 2010 is $0.04 compared to $0.05 in 2009 and $0.04 in 2008.

15.

Income Taxes

a)

Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings (loss) from operations before income taxes.  The principal factors causing these differences are shown below:

	2010	2009	2008
Income before income taxes	$2,062,119	$2,986,334	$2,199,761
Statutory tax rate	28.50%	30.00%	31.00%
Expected income tax payable	587,704	895,900	681,926
Increase (decrease) resulting from:
Foreign tax rate differences	179,869	(223,402)	(320,717)
Effect of statutory rate change	60,431	1,315,299	783,537
Non allowable (non-taxable) expenses (income)	(663,766)	2,068,667	54,476
Change in valuation allowance	80,433	(3,599,513)	(4,151,266)
Change in foreign exchange	(507,012)	(1,951,127)	2,907,791
Expiry of operating losses	-	-	109,381
Other	177,766	(152,197)	(65,128)
Income tax recovery	$(84,575)	$(1,646,373)	$-

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

b)

Future Income Tax Assets

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2010	2009	2008
Future income tax assets:
Non-capital loss carry forwards	$2,141,929	$2,526,203	$4,633,960
Scientific research and experimental development pool	2,868,860	2,715,059	2,101,390
Scientific research and experimental development tax credit	1,961,772	1,846,649	1,653,494
Tax value of capital asset expenditure in excess of book value	2,848,453	2,540,920	2,450,324
Net capital loss carry forwards	845,321	800,003	1,320,860
Temporary differences in working capital	235,614	495,626	429,251
Total gross future income tax assets	10,901,949	10,924,460	12,589,279
Future income tax liabilities	-	(327,295)	-
Valuation allowance	(9,031,226)	(8,950,792)	(12,589,279)
Total net future income tax asset	$1,870,723	$1,646,373	$-

c)

Loss Carry Forwards and Investment Tax Credits

At December 31, 2010, the Company has approximately Cdn$4,259,000 of non-capital loss carry forwards available until 2026 to reduce future years' income for income tax purposes relating to Norsat International Inc.  Also, the Company has provincial and federal investment tax credits of approximately Cdn$902,000 (provincial) and Cdn$1,614,000 (federal) available to reduce Canadian federal and provincial taxes payable.  The amounts expire as follows:

	Non-capital loss carry forwards Cdn$	Provincial investment tax credit Cdn$	Federal investment tax credits Cdn$
2011	-	56,000	192,000
2012	-	194,000	350,000
2013	-	128,000	300,000
2014	-	14,000	26,000
2015	3,336,000	-	-
2026	923,000	139,000	247,000
2027	-	147,000	263,000
2028	-	224,000	236,000
	$4,259,000	$902,000	$1,614,000

In 2008, a valuation allowance was recorded against all future tax assets. In 2009, it was determined that certain future tax assets of the parent company, Norsat International Inc., are more likely than not to be utilized. This change was brought about because the Company was generating a taxable income.

The Company also has available Cdn$6,730,000 (2009- $6,760,000, 2008- Cdn$11,290,000) of net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements. In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$11,415,000 (2009- Cdn $11,415,000, 2008- Cdn$8,980,875).

As at December 31, 2010, the Company has approximately $1,992,960 of net operating losses relating to Norsat International (America) Inc.  The amount consists of losses accumulated from 2006 to 2009.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

As at December 31, 2010, the Company has approximately $515,000 (£330,000) of losses carry forward relating to Norsat International (United Kingdom) Ltd.  The amount consists of losses accumulated from 2004 to 2009.

As at December 31, 2010 the Company has approximately $102,600 (KRW115,000,000) of losses carry forward relating to Norsat Korea Ltd.

16.

Segmented Information

The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company also has three additional segments which have limited activity – Maritime Products, Wireless Networks, and Norsat Capital.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers.

The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Maritime Products segment develops and markets satellite systems, related accessories and services for the marine environment. Similar to Microwave Products and Satellite Systems, these products establish broadband communications links interoperating with geostationary satellites, but have the additional challenge of needing to accommodate a vessel’s motion and movement.

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following tables set forth information by operating segments for the years ended December 31, 2010, 2009 and 2008 respectively.

	2010	2009	2008
Sales to external customers
Microwave products	$8,492,209	$7,585,488	$8,668,152
Satellite systems	11,344,459	13,130,650	9,388,684
Maritime systems	396,341	448,384	-
	$20,233,009	$21,164,522	$18,056,836

Gross Profit
Microwave products	$3,595,454	$3,250,229	$3,732,644
Satellite systems	5,851,610	7,022,769	5,536,571
Maritime systems	156,469	241,246	-
	$9,603,533	$10,514,244	$9,269,215

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

	Microwave Products	Satellite Systems	Maritime Systems	Consolidated
As at December 31, 2010
Total assets related to operations	$ 8,568,212	$11,445,989	$ 399,888	$20,414,089
Property and equipment, net	$ 402,365	$ 537,505	$ 18,779	$ 958,649
Intangible assets, net	$ 142,814	$ 190,779	$ 6,665	$ 340,258
Amortization expense	$ 160,667	$ 214,630	$ 7,499	$ 382,796
Capital expenditures	$ 245,448	$ 327,886	$ 11,455	$ 584,789

As at December 31, 2009
Total assets related to operations	$ 6,696,356	$11,591,542	$ 395,827	$18,683,725
Property and equipment, net	$ 189,921	$ 328,758	$ 11,226	$ 529,905
Intangible assets, net	$ 80,302	$ 139,003	$ 4,747	$ 224,052
Amortization expense	$ 118,332	$ 204,836	$ 6,995	$ 330,163
Capital expenditures	$ 135,129	$ 233,912	$ 7,988	$ 377,029

As at December 31, 2008
Total assets related to operations	$ 6,299,750	$ 7,027,235	$ -	$13,326,985
Property and equipment, net	$ 257,985	$ 287,778	$ -	$ 545,763
Intangible assets, net	$ 86,043	$ 95,980	$ -	182,023
Amortization expense	$ 88,573	$ 98,801	$ -	187,374
Capital expenditures	$ 158,868	$ 177,213	$ -	336,081

Total assets, property and equipment, and intangible assets are calculated based on the total sales to external customers of each segment (Microwave, Satellite systems and Maritime systems) over total consolidated sales.

Substantially all property and equipment and intangible assets are located in Canada.

The Company generated revenues from external customers located in the following geographic locations:

	2010	2009	2008

Canada	$468,815	$400,180	$597,728
United States	12,551,759	15,420,071	12,577,704
Europe and other	7,212,435	5,344,271	4,881,404
	$20,233,009	$21,164,522	$18,056,836

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

17.

Supplemental cash flow and other disclosures

	2010	2009	2008
Changes in non-cash operating working capital:
Accounts receivable	$1,368,685	$1,150,837	$(3,716,906)
Inventories	(2,204,344)	612,381	(1,019,016)
Changes in inventory estimate	-	-	88,589
Prepaid expenses and other	556,708	(839,149)	(187,958)
Accounts payable	203,774	(502,011)	837,592
Accrued liabilities	(281,510)	(302,468)	495,440
Deferred revenue	22,382	680,445	183,434
Long term deferred revenue	(252,607)	(37,309)	609,715
	$(586,912)	$762,726	$(2,709,110)
Supplementary information:
Interest paid/(received)	$(1,075)	$1,376	$16,516
Income from minimum order fee	$-	$1,886,864	$-
Share receivable from escrow	$-	$(1,886,864)	$-
Transfer of assets from inventory to property and equipment	$667,143	$-	$-

18.

Related Party Transactions

On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a former member of the board’s bank account as share capital for Norsat SA. The former board member held this cash for Norsat SA until January 27, 2009 when Norsat SA opened a bank account and the funds were deposited into this bank account.

19.

Commitments and Contingencies

Future minimum payments at December 31, 2010 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2011	2012	2013	2014	2015 and later	Total
Inventory purchase obligation	$ 2,368,037	$ -	$ -	$ -	$ -	$ 2,368,037
Operating lease obligations	403,562	293,461	314,076	325,394	581,661	1,918,154
Total	$ 2,771,599	$ 293,461	$ 314,076	$ 325,394	$ 581,661	$ 4,286,191

In the normal course of operations the Company enters into purchase commitments. Included in 2010 commitments are inventory and material purchase obligations of $2,368,037. As at December 31, 2010, the Company had operating lease commitments that extend to November 2016. During the year ended December 31, 2010, the Company renewed its office and warehouse lease with its existing landlord to November 2016 for a total commitment of Cdn$1,699,570 over six years.

20.

Economic Dependence

The Company purchases substantially all of its microwave products from four suppliers.

During 2010, the Satellite Systems segment generated approximately 57% of its sales from the United States Government. This represents approximately 32% of total sales. No other customer exceeds 10% of total sales.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

During 2009, the Satellite Systems segment generated approximately 65% of its sales from the United States Government. This represents approximately 40% of total sales. No other customer exceeds 10% of total sales.

During 2008, the Satellite Systems segment generated approximately 76% of its sales from the United States Government. This represents approximately 39% of total sales.  No other customer exceeds 10% of total sales.

21.

Acquisition of Bluemoon 4G Ltd.

On March 9, 2009, the Company acquired 100% ownership of Bluemoon 4G Ltd. from unrelated third parties for 5,000,000 shares of the Company’s common stock. Bluemoon 4G Ltd. is a pre-revenue company that had a customer relationship to supply and deliver equipment for WiMAX installations. In acquiring Bluemoon, the Company would be acquiring only the intangible asset which is the customer relationship.

As per terms of the contract, the 5,000,000 shares were held in escrow until December 31, 2009. The counterparty had to meet certain performance milestones to receive the common shares. In the event that the milestones were not met, the counterparty had to pay a minimum order fee or the shares held in escrow would be returned to the Company.

As at December 31, 2009, Norsat had not received any purchase orders from the third party. The escrowed shares were returned to the Company on January 27, 2010. As a result, the Company does not believe that it can derive any future economic benefits from the customer relationship acquired. Due to the contingent nature of the transaction no amounts were transacted and no assets were exchanged. The Company determined that the acquisition did not take place and does not have ownership of the intangible asset.

22.

Reconciliation to United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

	2010	2009	2008
Net income from operations under Canadian GAAP	$2,146,694	$4,632,707	$2,199,761
Employee stock-based compensation (b)	3,750	(19,731)	(3,975)
Cost of sales (e)	-	30,138	231,215
Net income (loss) according to US GAAP	$2,150,444	$4,643,114	$2,427,001
Basic and diluted earnings (los) per shares according to US GAAP	$0.04	$0.08	$0.05

	2010	2009	2008
Net income for the year	$2,150,444	$4,643,114	$2,427,001
Other comprehensive (loss) gain:
Cumulative translation adjustment (h)	-	-	(1,511,896)
Comprehensive income (loss) for the year	$2,150,444	$4,643,114	$915,105

During 2010 the Company recorded an asset impairment loss of $133,429. Under US GAAP the related assets are considered assets measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Since the fair value of the related assets is measured using significant unobservable inputs, they are considered level 3 assets. The fair value of these assets at December 31, 2010 is $470,792. See note 8.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2010		December 31, 2009
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Share capital (c - d)	$ 37,447,180	$ 94,932,188	$ 37,401,639	$ 94,886,647
Contributed surplus (a - d)	$ 3,723,474	$ 1,630,191	$ 3,693,849	$ 1,604,316
Accumulated other comprehensive income (loss) (c)	$ 399,537	$ 376,357	$ 399,537	$ 376,357
Deficit (a - f)	$(25,770,502)	$(81,105,555)	$(27,889,983)	$(83,262,277)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States (US):

(a)

Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  Recording Canadian future tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders’ equity under US GAAP.

(b)

Stock-based Compensation

Under Canadian GAAP, when options are forfeited before vesting, all the previous period charges are to be reversed in the period that the options are cancelled using either the estimation or actual method. The Company has chosen to reverse such forfeited options using the actual method. However, US GAAP requires those forfeited options to be reversed using an estimation method based on estimated forfeitures. As a result, $5,864 (2009 – $19,731, 2008 – $3,975) was debited to operations under US GAAP and contributed surplus was increased by the same amount.

During the year ended December 31, 2010, a director of the Company exercised 100,000 of his vested options and elected to exercise these options pursuant to the Share Appreciation Rights (“SARs”) attached to these options. Under CDN GAAP, the Company recognized $9,614 in compensation expense in connection with the exercise.  Under US GAAP there would be no additional compensation recognized upon the exercise of the SARs.  As a result, $9,614 was credited to operations under US GAAP and contributed surplus was decreased by the same amount.

(c)

US$2 Million Convertible Debt

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt. Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002. In addition, under Canadian GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt. Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings. For US GAAP purposes, all interest is expensed as accrued.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

(d)

Elimination of Deficit

In prior years, the Company reduced its paid-up capital by $51,161,976 to eliminate the deficit from preceding years.  In order to effect these reductions under Canadian GAAP, it was not necessary to revalue the assets of the Company.  As a consequence, all conditions necessary under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded. Also effecting share capital is the convertible debt as discussed in (c).

(e)

Inventory

On January 1, 2008, the Company adopted CICA Handbook Section 3031 – “Inventories” which provides guidance on the basis and method of measurement of inventories and allows for the reversal of previous write-downs. Subsequent to the adoption of CICA 3031, inventory is stated at the lower of weighted average cost and net realizable value. On January 1, 2008, pursuant to CICA 3031 a reversal of previous write-downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit. In addition during the year ended December 31, 2008, additional inventory write-downs of $201,771 were also reversed.

Under US GAAP, inventory is also carried at the lower of cost and net realizable value. However, pursuant to Accounting Standards Codification (ASC) 330 - “Inventory” the write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. The reversal of previous write-downs of inventory are not recorded under US GAAP and as a result, at December 31, 2008, inventory decreased by $30,138, opening deficit increased by $285,396 and cost of sales increased by $231,215. During the year ended December 31, 2009, the remaining inventory was sold by the Company. As a result the $30,138 difference in inventory at December 31, 2008 was reversed and cost of sales decreased by the same amount.

(f)

Recently Issued Accounting Pronouncements

In April 2009, the FASB issued ASC 825-10-65, formerly FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. The adoption of ASC 820-10-65 did not have a material effect on the Company's consolidated financial statements.

In June 2009, the FASB amended the guidance included in ASC 810 on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB amended the consolidation guidance for variable-interest entities included in ASC 810. The amendment was issued in response to perceived shortcomings in the consolidation model that were highlighted by recent market events, including concerns about the ability to structure transactions under the current guidance to avoid consolidation, balanced with the need for more relevant, timely, and reliable information about an enterprise’s involvement in a variable-interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This new guidance was effective for fiscal years beginning after November 15, 2009 and did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued new guidance which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities.  The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This new guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  This new guidance did not have a material impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to embedded Credit Derivatives” (ASC 815).  This statement clarifies that certain embedded derivatives, such as those contained in certain securitizations, collateralized debt obligations and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting.  This statement allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition.  This new accounting guidance became effective on July 1, 2010.  This new accounting guidance did not have a material impact on the Company’s consolidated financial statements.

In September 2009, the FASB reached a consensus on ASU 2009-13, “Revenue Recognition” (“ASC 605”), “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), and ASU 2009-14 “Software” (“ASC 985”), “Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: (i) VSOE or (ii) third-party evidence, or TPE, before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company early adopted these ASU’s to maintain consistency with the Company’s CDN GAAP revenue recognition policies. The adoption of these policies did not have a material impact on the Company’s consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

(g)

Recently Adopted Accounting Policies

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have material impact on the Company’s consolidated financial statements.

(h)

Cumulative Translation Adjustment

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD). The financial statements have been translated to the new reporting currency using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.

23.

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2010. In the 2009 balance sheet, $129,876 was reclassified from property and equipment to intangible assets.

24.

Subsequent Events

Warrants Exercised

In January, 2011, 67,776 warrants were exercised at an exercise price of $0.48 per share, for total proceeds of $30,132. On January 12, 2011, all remaining outstanding warrants expired unexercised.

Acquisition of Sinclair Technologies Holdings Inc. (“Sinclair”)

On January 21, 2011, the Company acquired of all the shares of Sinclair Technologies Holdings Inc. (“STHI”), a private company that is a leading provider of antenna and radio frequency conditioning products, based in Aurora, Ontario.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

The purchase price totals approximately US$19.25 million, subject to normal closing adjustments.

The Company has paid cash consideration of US$16.0 million, financed from the Company’s cash and cash equivalents and US$12.0 million in debt financing from its principal banker, 4,028,932 common shares issued from treasury, and promissory notes with a total face value of US$750,000 plus interest at 3% per annum issued to the shareholders of STHI.

US$1.0 million of the cash consideration is held in escrow and acts as a security for certain events such as should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the shareholders of STHI.  The US$1.0 million, less claimed amounts, if any, is releasable to the shareholders of STHI on January 21, 2013.

The common shares are held in escrow and will be released to the shareholders of STHI, at a rate of 100%, 75% or 0%, subject to STHI achieving certain financial metrics for the year ended December 31, 2011.

The promissory notes are held in escrow and will be released to the shareholders of STHI, at a rate of 100%, 75% or 0%, subject to STHI achieving certain financial metrics for the year ended December 31, 2012.

The final purchase price allocation will be completed after asset and liability valuations are finalized and will include management's consideration of a final valuation prepared after consultation with an independent valuation specialist.  This final valuation will be based on the actual net tangible and intangible assets of Sinclair that existed on January 21, 2011. The Company has not completed its final allocation of excess purchase prices to identifiable intangible assets and goodwill.

As a result of the successful completion of the acquisition, the Board of Directors have approved a one-time bonus of Cdn$200,000 to a member of senior management.

Credit Facility

On January 21, 2011, the Company’s credit facility with HSBC (“the Bank”) was amended.  The Company continues to have access to a secured operating line of credit with the Bank amounting to Cdn$1,000,000 or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. In connection with the acquisition of STHI, a non-revolving acquisition loan of Cdn$13,200,000 or US$12,000,000 was obtained and is subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 3.5% depending on the Company’s funded Debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on consolidated financial statements. The full amount of the acquisition loan has been drawn and is repayable with principal repayments of 1/60th of the original principal balance on the last day of each month, together with interest payments. In addition, the Company repays an amount equal to the greater of (i) 5% of the original balance, and (ii) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant fiscal year. The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011. As at March 16, 2011, the Company’s acquisition loan was paid down to US$11.8 million.

The covenants of the amended credit facility are as follows:

➢

Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢

Debt to tangible net worth ratio (total liabilities less cash on hand divided by the sum of share capital, contributed surplus, accumulated other comprehensive income, retained earnings less intangible assets and goodwill) cannot exceed

3.00:1.00 for the period ending December 31, 2011, and

2.50:1.00 thereafter. – calculated quarterly,

Norsat International Inc.

Notes to the Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(Expressed in US dollars)

➢

Debt service coverage ratio cannot be less than 1.25:1. based on EBITDA less unfunded capital expenditures – calculated annually, and

➢

Funded debt to EBITDA less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed 3.50:1 for the period ending December 31, 2011

3.00:1 for the period ending December 31, 2012, and

2.50:1 thereafter – calculated quarterly.

Pursuant to the acquisition of STHI, the Bank has made available an additional operating line of credit of  Cdn$2,500,000 or US$2,000,000, subject to interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and the Bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank and is secured by certain assets of the Company.

Employee Share Ownership Plan

On February 18, 2011, the Company has issued and received consideration for 611,915 common shares (the “Private Placement”) in connection with its Employee Share Ownership Plan ("ESOP") offering under the Employee Investment Act (British Columbia) announced on January 27th, 2011.  The Private Placement was approximately 61% subscribed with participation from employees (including those from Sinclair), senior management and directors.

The Company generated gross proceeds of $348,792 and issued common shares at the price of $0.57 (Cdn$0.568).

The Company’s ESOP offering was open to eligible persons until February 15, 2011. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP has been conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act (British Columbia).

All of the common shares are subject to a four-month hold period which ends June 19, 2011. During this period, these securities can neither be traded nor be freely transferable. Of the securities issued under the Private Placement, 74,329 common shares will be held in escrow until February 18, 2014. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.